CONSENT OF QUALIFIED PERSON

I, Al Mainville, consent to the public filing by Pan American Silver Corp. of the technical report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Mineral Reserve Estimate for Timmins West Mine, Report for the Timmins West Mine Property, Bristol Township, Timmins, Ontario, Canada”, with an effective date of June 30, 2021.

Dated this 18 day of February, 2022.

/s/ “Al Mainville,”
Al Mainville, P. Geo.